Exhibit 99.1

Private and Confidential

April 24, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the disclosures in Form 6-K for the event that occurred on April 24, 2018, to be filed by our former client, China New Borun Corporation. We agree with the statements made in such Form 6-K insofar as they relate to our Firm.

Very truly yours,

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP